File No. 82-2683

Wolters Kluwer
Tax, Accounting & Legal

07028643

RECEIVED
2007 DEC 12 A 9:01

SUPPL

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

PRESS RELEASE

Contact:

Leslie Bonacum
Director of Communications
Wolters Kluwer
Tax, Accounting & Legal
+ 1 847 267 7153
mediahelp@cch.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Law & Business Acquires GEE and Consult GEE

Compliance Professionals in the U.K. Set to Benefit from Expanded Portfolio

New York, NY (December 11, 2007) — Wolters Kluwer Law & Business today announced it has acquired the GEE portfolio of compliance products from Thomson Legal and Regulatory's Sweet & Maxwell division. Wolters Kluwer Law & Business, part of the Wolters Kluwer Tax, Accounting & Legal division, is a leading provider of research products and software solutions in key specialty areas for legal and business professionals. The GEE products and services will become part of the Croner group within Wolters Kluwer (UK) Limited.

GEE is one of the most respected providers of regulatory and compliance information solutions in the United Kingdom. Wolters Kluwer UK is one of the foremost providers of business information, consultancy services and software for HR, health and safety and tax and accounting in the United Kingdom and serves professionals under the Croner and CCH brand names.

The GEE portfolio includes a comprehensive range of compliance products, in a range of formats including online, print and CD content, telephone helplines, software and the industry leading publication Pay Magazine. These products help HR, health and safety and in-company administration professionals comply with the law, reduce risk and increase productivity (www.gee.co.uk).

Croner also has a comprehensive line of products and is well known for providing reliable support for legal compliance and best practice in the areas of HR, health and safety, through its highly respected print publications, such as the Reference Book for Employers, expert advice by its advisory services and online via Croner-i online services.

Catherine Wolfe, CEO of Wolters Kluwer UK, commented: "The acquisition of the GEE portfolio is an excellent fit because it expands our ability to provide innovative solutions to our customers."

Catherine adds: "GEE has a number of complementary products, including environmental content and specialty content for several industries. We will continue to invest in this content to meet the needs of current GEE customers, and we will also introduce these products to our existing Croner customers. The GEE acquisition will further advance Wolters Kluwer UK as the professional's first choice for authoritative, interpretative expert advice, information and productivity tools."

Peter Lake, Managing Director of Sweet & Maxwell commented: "The sale of the GEE products and services completes the recent portfolio review we have conducted in Sweet & Maxwell. Wolters Kluwer UK operates in the markets served by GEE products and we wish the GEE employees, authors and customers every success within Wolters Kluwer UK."

Terms of the acquisition were not disclosed.

About Wolters Kluwer Law & Business

Wolters Kluwer Law & Business is a leading provider of research products and software solutions in key specialty areas for legal and business professionals. Wolters Kluwer UK is part of the Wolters Kluwer Law & Business group. Wolters Kluwer UK incorporating the core brands, Croner and CCH, is one of the UK's most respected providers of business information and consultancy services, providing a range of smart information tools that help make businesses more effective and profitable; from online interactive content to advisory services, liability insurance and professional journals, Wolters Kluwer UK meets the full range of customer needs for compliance, risk management and productivity solutions. www.wolterskluwer.co.uk.

Wolters Kluwer is a leading global information services and publishing company with 2006 annual revenues of €3.4 billion and approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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